COPY

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 5/20/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action [redacted]

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATION

☐ APPLICATION ☒ AMENDMENT

15020304

SEC Mail Processing Section
MAY 22 2015
Washington DC
404

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor
Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, General Counsel
Miami International Securities Exchange, LLC
7 Roszel Road, 5th Floor
Princeton, NJ 08540

2015 MAY 26 PM 4:02
SEC / ...
RECEIVED

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: May 20, 2015

By: Barbara J Comly
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 20th day of May, 2015.

Jane Sciarra
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of May 13, 2015, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

Total Firm 42 **As of - May 13, 2015**

Member Firm:

Member Firm	City	State	Zip	Tele #	Approval Date	Membership Type
ABN AMRO CLEARING CHICAGO LLC 175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	3/7/2013	EEM: CLEARANCE
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC 11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	EEM: ORD FLOW/CLEAR
BARCLAYS CAPITAL INC. 745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP. 3 Times Square, 27th Floor	New York	NY	10036	(212) 885-4000	10/10/2014	EEM: ORD FLOW/CLEAR
BNP PARIBAS SECURITIES CORP. 787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	EEM: ORD FLOW/CLEAR
CITADEL SECURITIES LLC 131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/7/2012	PL/EEM: ORD FLOW
COMPASS PROFESSIONAL SERVICES, LLC 111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	12/7/2012	EEM: ORD FLOW/CLEAR
CONVERGEX EXECUTION SOLUTIONS LLC 1633 Broadway - 48th Floor	New York	NY	10019	(212) 486-7500	12/1/2014	EEM: ORD FLOW/CLEAR
CREDIT SUISSE SECURITIES (USA) LLC 11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	12/7/2012	EEM: ORD FLOW/CLEAR
DASH FINANCIAL LLC 910 Van Buren Street, 4th Fl.	Chicago	IL	60607	(847) 550-1730	12/7/2012	EEM: ORD FLOW/CLEAR
DEUTSCHE BANK SECURITIES INC. 60 Wall Street	New York	NY	10005	(212) 250-2500	1/25/2013	EEM: ORD FLOW/CLEAR
GLOBAL EXECUTION BROKERS, LP 401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	EEM: ORDER FLOW
GOLDMAN SACHS EXECUTION & CLEARING, L.P. 200 West Street	New York	NY	10282	(212) 902-1000	12/7/2012	EEM: CLEARANCE
GOLDMAN, SACHS & CO. 200 West Street	New York	NY	10282	(212) 902-1000	1/15/2013	ALL MEMBERSHIPS

Member Firm:

GROUP ONE TRADING LP				Approval Date:	10/20/2014
440 South La Salle - Ste. 3232				Membership Type:	PL/L/RMM/EEM: ORD FLOW
Chicago	IL	60605	Tele #: (312) 347-8864		
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS				Approval Date:	8/26/2014
233 South Wacker Drive, #4300				Membership Type:	RMM
Chicago	IL	60606	Tele #: (312) 244-3300		
INSTINET, LLC				Approval Date:	3/27/2013
1095 Avenue of the Americas				Membership Type:	EEM: ORD FLOW/CLEAR
New York	NY	10036	Tele #: (212) 310-9500		
INTERACTIVE BROKERS LLC				Approval Date:	12/7/2012
One Pickwick Plaza, 2nd Fl.				Membership Type:	EEM: ORD FLOW/CLEAR
Greenwich	CT	06830	Tele #: (203) 618-5710		
ITG DERIVATIVES LLC				Approval Date:	12/7/2012
601 S. LaSalle, Ste. 300				Membership Type:	EEM: ORDER FLOW
Chicago	IL	60606	Tele #: (312) 935-0125		
J.P. MORGAN CLEARING CORP.				Approval Date:	12/7/2012
3 Chase Metrotech Center				Membership Type:	EEM: CLEARANCE
Brooklyn	NY	11245	Tele #: (347) 643-1000		
J.P. MORGAN SECURITIES LLC				Approval Date:	12/7/2012
383 Madison Avenue				Membership Type:	EEM: ORDER FLOW
New York	NY	10179	Tele #: (201) 595-8471		
JEFFERIES LLC				Approval Date:	9/15/2014
520 Madison Avenue				Membership Type:	EEM: ORD FLOW/CLEAR
New York	NY	10022	Tele #: (212) 284-2300		
KCG AMERICAS LLC				Approval Date:	12/7/2012
545 Washington Boulevard				Membership Type:	ALL MEMBERSHIPS
Jersey City	NJ	07310	Tele #: (201) 386-2891		
LEK SECURITIES CORPORATION				Approval Date:	6/5/2014
1 Liberty Plaza, 165 Broadway, 52nd Fl				Membership Type:	EEM: ORD FLOW/CLEAR
New York	NY	10006	Tele #: (212) 509-2300		
LIME BROKERAGE LLC				Approval Date:	12/7/2012
625 Broadway, 12th Fl.				Membership Type:	EEM: ORDER FLOW
New York	NY	10012	Tele #: (212) 824-5000		
MERRILL LYNCH PROFESSIONAL CLEARING CORP.				Approval Date:	12/7/2012
One Bryant Park, 6th Fl.				Membership Type:	EEM: CLEARANCE
New York	NY	10036	Tele #: (646) 743-1295		
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT				Approval Date:	12/7/2012
One Bryant Park				Membership Type:	EEM: ORD FLOW/CLEAR
New York	NY	10036	Tele #: (212) 449-1000		
MORGAN STANLEY & CO. LLC				Approval Date:	12/7/2012
1585 Broadway				Membership Type:	ALL MEMBERSHIPS
New York	NY	10036	Tele #: (212) 761-4000		
OPTIVER US LLC				Approval Date:	1/27/2015
130 E. Randolph Street, Ste. 1300				Membership Type:	RMM
Chicago	IL	60601	Tele #: (312) 821-9500		
PERSHING LLC				Approval Date:	3/12/2013
1 Pershing Plaza, 10th Fl.				Membership Type:	EEM: ORD FLOW/CLEAR
Jersey City	NJ	07399	Tele #: (201) 413-2000		
QUANTLAB SECURITIES, LP				Approval Date:	4/7/2015
4200 Montrose Blvd., Ste. 200				Membership Type:	EEM: ORDER FLOW
Houston	TX	77006	Tele #: (713) 333-3700		

Member Firm:

Firm		Approval / Membership
SIMPLEX TRADING, LLC 230 So. LaSalle St., Ste. 4-100 Chicago IL 60604	Tele #: (312) 360-2440	Approval Date: 9/20/2013 Membership Type: EEM: ORDER FLOW
SOUTHWEST SECURITIES, INC. 1201 Elm Street, Ste. 3500 Dallas TX 75270	Tele #: (214) 859-1800	Approval Date: 2/8/2013 Membership Type: EEM: CLEARANCE
SUSQUEHANNA SECURITIES 401 City Avenue, Ste. 220 Bala Cynwyd PA 19004	Tele #: (610) 617-2600	Approval Date: 12/7/2012 Membership Type: PLMM
TIMBER HILL LLC One Pickwick Plaza, Ste. 200 Greenwich CT 06830	Tele #: (203) 618-5800	Approval Date: 12/7/2012 Membership Type: PL/L/RMM/EEM: CLEAR
UBS SECURITIES LLC 677 Washington Boulevard Stamford CT 06901	Tele #: (203) 719-3000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
VOLANT LIQUIDITY, LLC 7 World Trade Center, Ste. 3301 New York NY 10007	Tele #: (646) 484-3000	Approval Date: 5/31/2013 Membership Type: RMM/EEM: ORD FLOW
WALLEYE TRADING LLC 2800 Niagara Lane North Plymouth MN 55447	Tele #: (952) 345-6611	Approval Date: 5/13/2015 Membership Type: EEM: ORDER FLOW
WEDBUSH SECURITIES INC. 1000 Wilshire Boulevard Los Angeles CA 90017	Tele #: (213) 688-8090	Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE
WELLS FARGO SECURITIES, LLC 550 South Tryon Street, 6th Floor Charlotte NC 28202	Tele #: (704) 715-6133	Approval Date: 4/11/2014 Membership Type: EEM: ORD FLOW/CLEAR
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-4000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
WOLVERINE TRADING, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-3490	Approval Date: 12/7/2012 Membership Type: PL/LMM

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

From: (609) 897-8174
Barbara J. Comly, Esq.
Miami International Holdings, Inc.
7 Roszel Road, 5th Fl

Princeton, NJ 08540

Origin ID: PRIA

FedEx Express

E

J151215022303uv

Ship Date: 21MAY15
ActWgt: 1.0 LB
CAD: 104672866/INET3610

Delivery Address Bar Code

SHIP TO: (609) 897-8174 BILL SENDER

Chris Grobbel
Securities & Exchange Commission
Div of Trading & Markets
100 F Street NE
WASHINGTON, DC 20549

Ref #
Invoice #
PO #
Dept #

FRI - 22 MAY 10:30A
PRIORITY OVERNIGHT

TRK# 7736 5327 8692
0201

EP YKNA

20549
DC-US
IAD

537J3/C918/EE4B

After printing this la
1. Use the 'Print' butto
2. Fold the printed pa
3. Place label in shipp ... an be read and scanned.

Warning: Use only th ... purposes is fraudulent and could result in additional billing char
Use of this system co ... Guide, available on fedex.com.FedEx will not be responsible for an ... y, non-delivery,misdelivery,or misinformation, unless you declare a ... ely claim.Limitations found in the current FedEx Service Guide ... the package, loss of sales, income interest, profit, attorney's fees ... pecial is limited to the greater of $100 or the authorized declared ... xtraordinary value is $1,000, e.g. jewelry, precious metals, neg ... ust be filed within strict time limits, see current FedEx Service Guid

U.S. SECURITIES AND EXCHANGE COMMISSION MCMXXXIV

To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:

773653278692
5/22/2015 9:33:24 AM